

4334 18th Avenue S.
Ste 101
Fargo, ND 58103-7414

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Sympheron Securities, LLC
Fargo, North Dakota

We have audited the accompanying statement of financial condition of **Sympheron Securities, LLC** (a Delaware corporation), as of December 31, 2015 and the related statements of income (loss), changes in partner's capital, and changes in liabilities subordinated to claims of general creditors and changes in financial condition from inception (September 11, 2015) to December 31, 2015. These financial statements are the responsibility of **Sympheron Securities, LLC's** management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Sympheron Securities, LLC** as of December 31, 2015, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Schedule A – Computation of Net Capital ("Schedule A") has been subjected to audit procedures performed in conjunction with the audit of **Sympheron Securities, LLC's** financial statements. The Schedule A is the responsibility of **Sympheron Securities, LLC's** management. Our audit procedures included determining whether Schedule A reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in Schedule A. In forming our opinion on Schedule A, we evaluated whether Schedule A, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule A is fairly stated, in all material respects, in relation to the financial statements as a whole.

Widmer Roel

Fargo, North Dakota
April 29, 2016

Member of

CPAMERICA
INTERNATIONAL
Crowe Horwath International.

widmerroelcpa.com

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